                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                             (Amendment No._____) *

              REALTY REFUND TRUST
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                                (Name of Issuer)


              Shares of Beneficial Interest
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                          (Title of Class of Securities)

                      756125     10 0
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                                 (CUSIP Number)


James H. Berick, Esq.
1350 Eaton Center, 1111 Superior Avenue
Cleveland, Ohio 44114                    (216) 861-4900
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                (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 16, 1996
                             -----------------------
                      (Date of Event which Requires Filing
                              of this Statement).



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Six Copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following page(s))
                                Page 1 of 5 Pages
                                         --




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-----------------------------                         --------------------------
CUSIP No. 756125 10 0                    13D            Page   2   of  5   Pages
          -----------------                                  -----    ----
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Harold R. Krause
   S.S. No. ###-##-####

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                       (b) [ ]



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3  SEC USE ONLY


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4  SOURCE OF FUNDS*
       BK

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) of 2(e)                                                      [ ]


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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.

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                     7   SOLE VOTING POWER

     NUMBER OF               158,001
       SHARES        -----------------------------------------------------------
    BENEFICIALLY     8   SHARED VOTING POWER
      OWNED BY
        EACH                 N/A
     REPORTING       -----------------------------------------------------------
       PERSON        9   SOLE DISPOSITIVE POWER
        WITH
                             158,001
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                             N/A
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        158,001

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


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13 PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.48

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14 TYPE OF REPORTING PERSON*
   IN

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 756125  10  0        SCHEDULE 13D              Page 3 of 5 Pages


Item 1.  Security and Issuer
         -------------------

         This Schedule 13D relates to Shares of Beneficial Interest (the "Shares") of Realty ReFund Trust, an unincorporated association in the form of a business trust organized in Ohio under a Declaration of Trust dated April 28, 1971, as amended (the "Issuer"). The address of the principal executive office of the Issuer is 1385 Eaton Center, 1111 Superior Avenue, Cleveland, Ohio 44114.

Item 2.  Identity and Background
         -----------------------

         (a) This Schedule is being filed by Harold R. Krause (the
"Shareholder").

         (b) The Shareholder's business address is 1120 Chester Avenue, Cleveland, Ohio 44114.

         (c) The Shareholder's principal occupations or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is life insurance agent for The New England, 1120 Chester Avenue, Cleveland, Ohio 44114.

         (d) The Shareholder has not been convicted of any criminal offense during the last five years.

         (e) The Shareholder has not been a party during the last five years to any judicial or administrative proceeding resulting in a judgment, decree or order enjoining future violation of or prohibiting or mandating activities subject to, federal or state security laws, or finding any violation with respect to such laws.

         (f) The Shareholder is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

         Shareholder acquired 158,001 Shares of Beneficial Interest of the Issuer for an aggregate price equal to $608,304 ($3.85 per Share). The source of the funds used to pay for these Shares is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act (the "Bank").

CUSIP No. 756125  10  0       SCHEDULE 13D              Page 4 of 5 Pages


Item 4.   Purpose of Transaction
          ----------------------

         The purpose of the purchase reported in this Schedule was to acquire an interest in the Issuer for investment purposes only. Shareholder reserves the right to change his plans and intentions at any time, as he deems appropriate.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

         (a) The Shareholder beneficially owns 158,001 Shares, constituting 15.48% of the outstanding Shares.

         (b) The Shareholder has the sole power to vote and dispose of all of the Shares reported in Item 5(a) as beneficially owned by him.

         (c) The only transactions in Shares effected by the Shareholder within the last sixty days is the purchase of the 158,001 Shares reported herein.

         (d)  Not applicable.

         (e)  Not applicable.

CUSIP No. 756125  10  0       SCHEDULE 13D                Page 5 of 5 Pages


Item 6.  Contracts, Arrangements, Understandings or Relationships with
         -------------------------------------------------------------
         Respect to Securities of the Issuer
         -----------------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Shareholder and any other person with respect to any securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits
         ---------------------------------

         (a) Form of Promissory Note made by the Shareholder to the Bank.

Item 8.  Signatures
         ----------

         After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 1996


/s/ Harold R. Krause
-----------------------------
Signature

Harold R. Krause

                                   Exhibit (a)


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HUNTINGTON                                                 COMMERCIAL DRAW NOTE
BANKS                                                          CONSUMER PURPOSE


City Office  Cleveland                              Account Number
             --------------------------------------               --------------
Division     Private Banking                        Note Number
             --------------------------------------               --------------
Branch       Private Banking - Cleveland Main (466) (N) Secured (Y/N)
             --------------------------------------

Account Name HAROLD R. KRAUSE
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$  625,000.00          Cleveland, Ohio
 ----------------      ----------------------            ----------------------
                                                         Date



     FOR VALUE RECEIVED, the undersigned, jointly and severally if more than one, promise to pay to the order of The Huntington National Bank (hereinafter called the "Bank", which term shall include any holder hereof), at such place as the Bank may designate, or in the absence of such designation, at any of the Bank's offices, the sum of SIX HUNDRED TWENTY FIVE THOUSAND AND NO/100 - - - - -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - -- - - - - - - - - - - -
Dollars ($ 625,000.00), or so much thereof as shall have been advanced by the Bank at any time and not hereafter repaid (hereinafter called the "Principal Sum") together with interest as hereinafter provided. The undersigned promise to pay the Principal Sum and the interest thereon at the time(s) and in the manner(s) hereinafter provided. The proceeds of the loan evidenced hereby may be advanced in partial amounts during the term hereof and prior to maturity; provided, that no partial advance of the Principal Sum shall be for less than $ 1,000.00 and no partial advance shall be made after February 05, 1997. Each such advance shall be made to the undersigned upon receipt by the Bank of disbursement instructions and upon receipt, review and approval by the Bank of the undersigned's application for an advance which shall be in such form and contain such information as the Bank shall from time to time prescribe. The Bank shall be entitled to rely on any oral or telephonic communication requesting an advance and/or providing disbursement instructions hereunder, which shall be received by it in good faith from anyone reasonably believed by the Bank to be the undersigned, or the undersigned's authorized agent. The undersigned agree that all partial advances made and payments received by the Bank will be evidenced by entries made by the Bank into its electronic data processing system and/or internal memoranda maintained by the Bank. The undersigned further agree that the sum or sums shown on the most recent printout from the Bank's electronic data processing system and/or such memoranda shall be rebuttably presumptive evidence of the amount of the Principal Sum and of the amount of any accrued interest. Each request for an advance shall constitute a warranty and representation by the undersigned that no event of default hereunder or under any related loan documents has occurred and is continuing and that no event or circumstance which would constitute such an event of default, but for the requirement that notice be given or time elapse or both, has occurred and is continuing.


                      (This space intentionally left blank)


 INTEREST

     Prior to maturity, interest will accrue on the unpaid balance of the Principal Sum from the date hereof (or if marked, ( ) from __________________ ______________________________ ) until paid at a variable rate of interest per annum, which shall change in the manner set forth below equal to 0.0000 percentage points in excess of the Prime Commercial Rate, provided that at no time shall the rate of interest be less than N/A % per annum nor more than 25.000% per annum.



     All interest shall be calculated on the basis of a 360 day year (or, if marked, ( ) on the basis of a 365 day year (366 days in a leap year)) for the actual number of days the Principal Sum or any part thereof remains unpaid. There shall be no penalty for prepayment. The amount of any payment shall first be applied to the payment of accrued interest which is due.



     As used herein, Prime Commercial Rate shall mean the rate established by the Bank from time to time based on its consideration of economic, money market, business and competitive factors, and it is not necessarily the Bank's most favored rate. Subject to any maximum or minimum interest rate limitation specified herein or by applicable law, any variable rate of interest on the obligation evidenced hereby shall change automatically without notice to the undersigned immediately with each change in the Prime Commercial Rate.


                      (This space intentionally left blank)


MANNER OF PAYMENT

     The Principal Sum and any accrued interest shall be due and payable on FEBRUARY 05, 1997.

 LATE CHARGE

     Any installment or other payment not made within 10 days of the date such payment is due shall be subject to a late charge equal to 5% of the amount of the installment or payment, but not more than $25.00.



  SECURITY

     As security for the payment of the obligations evidenced hereby, and of all other obligations and liabilities of the undersigned, and each of them, to the Bank, whether now existing or hereafter arising, the undersigned hereby grant the Bank a security interest in the following property, including all substitutions and additions thereto, (excluding, however, after-acquired consumer goods) and the proceeds thereof (all, together with any other property in which the Bank shall at any time be given a security interest, hereinafter referred to as the "Collateral"):

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If, at the time of payment and discharge hereof, any of the undersigned shall be then directly or contingently liable to the Bank as maker, indorser, surety or guarantor of any other note, bill of exchange, or other instrument, then the Bank may continue to hold any of the Collateral as security therefor, even though this Note shall have been surrendered to the undersigned. The Bank shall not be bound to take any steps necessary to preserve any rights in the Collateral against prior parties. If any obligation evidenced by this Note is not paid when due, the Bank may, at its option, demand, sue for, collect or make any compromise or settlement it deems desirable with reference to the Collateral, and shall have the rights of a secured party under the law of the State of Ohio, and the undersigned shall be liable for any deficiency. As to this Note, the Bank waives the benefit of any security interest given to secure any other obligation to the Bank of any of the undersigned, unless disclosed on any federal Truth-in-Lending disclosure statement required to be furnished in connection with this Note.



DEFAULT

         Upon the occurrence of any of the following events:

         (1) the undersigned fails to pay any installment when due hereunder or to perform any obligation of the undersigned to the Bank;

         (2) the undersigned fails to do all things necessary to preserve and maintain the value and collectibility of the Collateral;

         (3) any event occurs and continues which constitutes a default by any of the undersigned under any other obligation to or agreement with the Bank;

         (4) the Collateral declines in value or becomes unsatisfactory to the Bank and the undersigned fails to furnish immediately upon demand additional Collateral satisfactory to the Bank;

         (5) any guarantor revokes its guaranty, or any event occurs and continues which constitutes a default by any guarantor under its guaranty;

         (6) the undersigned fails to furnish true and complete financial statements from time to time on request of the Bank;

         (7) the death or dissolution of any of the undersigned, or any indorser, surety, accommodation party or guarantor;

         (8) any representation, warranty or other information given to the Bank by any of the undersigned, or by any indorser, surety or guarantor proves to be false, untrue or misleading; or

         (9) the Bank for any reason deems itself insecure with respect to the obligations evidenced hereby;



then Bank may, at its option, without notice or demand, accelerate the maturity of the obligation evidenced hereby, which obligation shall become immediately due and payable. In the event the Bank shall institute any action for the enforcement or collection of the obligations evidenced hereby, the undersigned agree to pay all costs and expenses of such action, including reasonable attorneys' fees, to the extent permitted by law.

GENERAL PROVISIONS

     All of the parties hereto, including the undersigned, and any indorser, surety, accommodation party or guarantor, hereby: (1) severally waive presentment, notice of dishonor, protest, notice of protest, and diligence in bringing suit against any party hereto; (2) consent that, without discharging or modifying the duties of any of them and without notice, the Bank may (A) extend the time of payment and unlimited number of times before or after maturity, (B) grant any other indulgence at any time and from time to time to any party hereto, (C) delay in exercising or omit to exercise any right against, or delay in taking or omit to take any action to collect from or pursue the Bank's remedies against, any party hereto, (D) release or modify any collateral, security or guaranties; and (3) severally waive any claim, right or remedy which such party may now have or hereafter acquire against any other party or parties hereto that arises hereunder and/or from the performance by such party hereunder including, without limitation, any claim, remedy or right of subrogation, reimbursement, exoneration, contribution, indemnification or participation in any claim, right or remedy of the Bank against the other party or parties, or any security which the Bank now has or hereafter acquires, whether such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise. The Bank shall not be required to pursue any party hereto, including any guarantor, or to exercise any rights against any Collateral herefor before exercising any other such rights.

     The obligations evidenced hereby may from time to time be evidenced by another note or notes given in substitution, renewal or extension hereof. Any security interest or mortgage which secures the obligations evidenced hereby shall remain in full force and effect notwithstanding any such substitution, renewal, or extension.

     The captions used herein are for reference only and shall not be deemed a part of this Note. If any of the terms or provisions of this Note shall be deemed unenforceable, the enforceability of the remaining terms and provisions shall not be affected. This Note shall be governed by and construed in accordance with the law of the State of Ohio.

     The undersigned agree that, to the extent that any of the undersigned make a payment or payments to the Bank, or the Bank receives any proceeds of Collateral, which payment or payments or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to any of the undersigned, its estate, trustee, receiver or any other party, including without limitation any guarantor, under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such payment or repayment, the obligations under this Note or the part thereof which has been paid, reduced or satisfied by such amount shall be reinstated and continued in full force and effect as of the date such initial payment, reduction or satisfaction occurred.

This instrument executed and delivered as of the date first written above.

BORROWER(S):

/s/ Harold R. Krause
------------------------------------
Harold R. Krause